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                 PHL VARIABLE INSURANCE COMPANY
[LOGO] PHOENIX   A Stock Company
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INDIVIDUAL LEVEL TERM RIDER

This rider is a part of the policy to which it is attached in consideration of the application and the Rider Charge as described below. This rider is effective on the Rider Issue Date. Except as stated in this rider, it is subject to all of the provisions of the policy.

                              RIDER SPECIFICATIONS

Policy Number:                           [9730000]
Insured:                                 [John M. Phoenix]
Rider Issue Date:                        [December 1, 2008]
Initial Rider Insurance Amount:          [$25,000]
Initial Target Stated Amount:            [$75,000]
Maximum Term Cost of Insurance Charge:   Maximum monthly rates per $1,000 of Net
                                         Amount at Risk are shown in [Section 2]
                                         of the policy.

Definitions

Rider Anniversary: The anniversary of the Rider Issue Date.

Target Stated Amount: The Target Stated Amount is the total Face Amount of insurance provided under the policy and this rider. The Initial Target Stated Amount is shown above. You chose the Initial Target Stated Amount at the time of application.

Rider Insurance Amount: The Rider Insurance Amount is the Face Amount of insurance provided by this Term Rider. The Initial Rider Insurance Amount is shown above. The Rider Insurance Amount is equal to the Target Stated Amount less the policy Face Amount.

Rider Death Benefit

On receiving due proof of death of the Insured while this benefit is in force, we will pay the Rider Death Benefit to the same beneficiary and in the same manner as the Death Proceeds payable under your policy. The Rider Death Benefit is equal to the Total Death Benefit, as defined below, minus the Death Benefit provided under the policy. The Rider Death Benefit shall not be less than zero. The Total Death Benefit is dependent on the Death Benefit Option you have chosen.

Death Benefit Option A

Under this option, the Total Death Benefit is equal to the Target Stated Amount on the date of death.

Death Benefit Option B

Under this option, the Total Death Benefit is equal to the Target Stated Amount on the date of death plus the greater of zero and the Policy Value.

Death Benefit Option C

Under this option the Total Death Benefit is equal to the Target Stated Amount on the date of death plus the lesser of (i) or (ii) as defined below:

     (i) the Death Benefit Option C Maximum Increase shown on the policy Schedule Pages; or

     (ii) the amount of all premium payments and interest accrued at the Death Benefit Option C Interest Rate shown on the policy Schedule Pages, accumulated up to the date of death, less any withdrawals and applicable interest accrued at the Death Benefit Option C Interest Rate.

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Partial Withdrawals of Net Surrender Value and Face Amount Decreases

While this rider is in effect, requests for withdrawal of Net Surrender Value or requested Face Amount decreases under the policy will first reduce the Target Stated Amount. For a withdrawal, the Policy Value will be reduced by the amount withdrawn and any Withdrawal Fee. The Target Stated Amount will be reduced by the amount necessary to prevent an increase in the Net Amount at Risk. The Withdrawal Fee is described on the policy's Schedule Pages.

Any reduction in the Target Stated Amount due to a withdrawal or requested decrease in Face Amount will first decrease the Rider Insurance Amount. To the extent such withdrawals of Net Surrender Value or requested Face Amount decreases reduce the Rider Insurance Amount to zero, any additional withdrawal of Net Surrender Value or requested Face Amount decrease will reduce the policy Face Amount and Policy Value in accordance with the terms of the policy.

Change in Target Stated Amount

You may, by written request, increase or decrease your Target Stated Amount.

Increases: The increase will be effective on the first Rider Anniversary on or following the date that we approve the request. Such date will be shown as the Rider Effective Date for such increase on the Revised Schedule Pages we send you reflecting the change. All requests to increase the Target Stated Amount must be applied for on a supplemental application and will be subject to evidence of the Insured's insurability satisfactory to us. The Insured must be alive on the Rider Effective Date for such increase. The increase will not take effect unless the Net Surrender Value on the Rider Effective Date at least equals the Monthly Deduction for the increased Target Stated Amount. We will send you Revised Schedule Pages reflecting the change.

Decreases: You may request a decrease in Target Stated Amount at any time after the first Policy Year. The decrease requested must at least equal $25,000 and the Target Stated Amount remaining after the decrease must at least equal the Minimum Face Amount shown on the policy Schedule Pages. To the extent such requested decrease reduces the Rider Insurance Amount to zero, any additional requested decrease will be applied to the policy Face Amount. Decreases in Target Stated Amount will be processed against increases in Target Stated Amount on a Last-In-First-Out basis. All requests to decrease the Target Stated Amount must be in writing and will be effective on the first Monthly Calculation Day following the date we approve the request. We will send you Revised Schedule Pages reflecting the change. A decrease may have an impact regarding the Federal Income Tax status of your policy.

Monthly Deductions

The Monthly Deduction for this rider, deducted on each Monthly Calculation Date, consists of the Cost of Insurance Charge as described below.

Cost of Insurance

The rates for the Cost of Insurance Charge as of the Rider Issue Date are based on the sex, if applicable, Age, Risk Classification, Face Amount, Rider Insurance Amount, Net Amount at Risk, applicable rider values and duration that the coverage has been in force for the Insured. The Cost of Insurance Charge will not exceed the Maximum Monthly Rates per $1,000 of Net Amount at Risk shown in the policy.

We will review our cost of insurance rates for this rider on the same basis and frequency as we do for the cost of insurance rates for the policy to which it is attached.

Misstatements

If the Age or sex of the Insured has been misstated, we will adjust the Rider Insurance Amount to that which would have been purchased at the correct Age or sex by the most recent Cost of Insurance Charge.

Suicide Exclusion

If the Insured, whether sane or insane, dies by suicide within two years from the Rider Issue Date (or within two years from any reinstatement of this rider), and while the rider is in force, our liability shall be limited to the Monthly Deductions made for this rider.

Incontestability

This rider shall be incontestable, except for fraud, after it has been in force during the Insured's lifetime for two years from (i) the Rider Issue Date, or
(ii) any provision for reinstatement or rider change requiring evidence of insurability. In the case of reinstatement the incontestable period shall be two years from the effective date of

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such reinstatement.

While insurance is contestable, we may either rescind the insurance or deny a claim on the basis of:

1. a misstatement in the application or supplemental application for the policy; or

2. a misstatement in the reinstatement application if there has been a reinstatement of this rider.

Reinstatement

If the policy terminates in accordance with the Grace Period provision in the policy, and it is reinstated in accordance with the reinstatement provision of the policy, if any, you may reinstate this rider at that same time. The Rider Insurance Amount of this rider once it is reinstated will be equal to the Rider Insurance Amount of this rider on the date of termination.

Termination of this Rider

This rider and all rights provided under it will terminate upon the earliest of the following dates:

1.   the date we receive your written request to cancel this rider;

2. exercise of an Overloan Protection feature, if any, in the policy or a rider attached to the policy; or

3.   the date the policy terminates.

                         PHL Variable Insurance Company


                                /s/ John H. Beers
                                -----------------
                                   [Secretary]

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